FORM 51-102F3

(Previously Form 53-901F)

Material Change Report

Item 1: Name and Address of Company

Freegold Ventures Limited

Suite 507 - 1540 West 2nd Avenue
Vancouver, BC, Canada, V6J 1H2

Item 2: Date of Material Change:

February 23, 2009

Item 3: News Release:

A news release dated and issued on February 23, 2009 was disseminated through Canada News Wire

Item 4: Summary of Material Change:

Freegold Receives Additional Bridge Loan Extensions

Item 5: Full Description of Material Change:

February 23, 2009 (Vancouver, BC) – Freegold Ventures Limited (TSX: ITF, OTCBB: FGOVF, Frankfurt: FR4) is pleased to announce that it has reached an agreement with its bridge lenders to further extend the maturity date of its US $4.1 million in bridge loans to July 15, 2009.  As consideration of these extensions, the interest rate on the two loans is being increased from 12.5% to 15.0%, and the lenders will be receiving extension fees consisting of 720,000 common shares of the Company, 1 million warrants to purchase common stock of the Company for a two year period at a price of C $0.25/share, and a cash fee equal to 3% of loan principal, payable upon the earlier of the receipt of new financing or March 31, 2009.

Negotiations are continuing with Freegold’s equipment lenders regarding certain waivers required to maintain the original May 30, 2010 maturity date, and to remove an early repayment right that was provided to the equipment lenders (see released dated May 20, 2008).  This US $1.79 million loan was put in place to allow the Company to complete its purchase of equipment for its 1,200 ton per day portable processing plant, and is secured by 302 acres of private property which was purchased adjacent to the Golden Summit property, and all of the Company’s processing equipment at Golden Summit, which includes a  crushing circuit (primary impact crusher and secondary cone crusher), a grinding circuit (3 ball mills), a gravity-based gold recovery circuit (4 Knelson concentrators), 1.2 MW of portable diesel power generation, plus assorted support and materials handling equipment.

Steve Manz, President and CEO of Freegold, commented “We are grateful that our bridge lenders have provided us with the additional time we need in which to refinance the Company.  We are continuing to assess a variety of funding alternatives, and are pleased to see a definite turn in the market with an increase in the number of junior gold explorers recently having raised fresh debt and equity in this rising gold market.  We continue to believe that our portfolio of North American-based gold projects are among the best advanced-stage projects currently being explored within the junior resource sector.  Although our efforts over the past few months have focused on our refinancing, we have continued to compile and assess the results from our extensive work programs in 2008, and will be providing new project updates shortly.”

The foregoing is subject to execution of definitive documentation and regulatory approval.

Item 6: Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:

If this Report is being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51-102, state the reasons for such reliance.

Not Applicable

Item 7: Omitted Information

Not Applicable

Item 8: Executive Officer

Steve Manz, President & CEO, Corporate Secretary

Telephone:  604.662.7307

Item 9: Statement of Senior Officer

Dated at the City of Vancouver, in the Province of British Columbia this 23rd day of February 2009